SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

Command Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

200903102
(CUSIP Number)

Robert L. Chapman, Jr., Chapman Capital L.L.C.
Continental Grand Plaza 4th Floor, 300 N. Continental Blvd.
El Segundo, California 90245
Tel: (310) 563-6900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2001
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                  (Page 1 of 7)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chap-Cap Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chapman Capital L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the common stock ("Common Stock") of Command Systems, Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of January 31, 2001 and amends the Schedule 13D dated October 20, 2000 filed by the Reporting Persons (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration.

The source and amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $0.00

ITEM 4.  Purpose of Transaction.

         The Reporting Persons acquired and sold the Common Stock beneficially owned by them in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

         On January 26, 2001, the Issuer announced that it has entered into a definitive merger agreement wherein it would be acquired by ICICI Infotech Inc. for $5.00 per share in cash. As a result of the announcement of this agreement, the Issuer's shares appreciated to a premium greater than 150% over the Reporting Persons' cost per share. The Reporting Persons determined it prudent to liquidate the shares previously held due to the relatively small gross dollar arbitrage spread that subsequently existed between the $5.00 per share merger price and the public market value for those shares.

         Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.  Interest in Securities of the Issuer.

         (a) Together, the Reporting Persons beneficially own zero shares of Common Stock constituting 0.0% of all of the outstanding shares of Common Stock.

         (b)      Not applicable.

         (c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:

                                                          Approximate Price
                                                          per Share
                                    Amount of             (inclusive of
Date            Security        Shares Bought             commissions)
----            --------         -------------            ------------------
12/06/00        Common              5,000                   $2.03
12/07/00        Common             40,000                   $2.03
12/12/00        Common             15,000                   $2.03
12/21/00        Common              3,700                   $2.03
12/29/00        Common             24,000                   $2.00

                                                          Approximate Price
                                                          per Share
                                    Amount of             (inclusive of
Date            Security        Shares Sold               commissions)
----            --------        -------------           ------------------
12/04/00        Common              1,000                   $1.95
12/06/00        Common              4,000                   $2.00
12/22/00        Common              5,000                   $2.12
01/29/01        Common            462,400                   $4.88


         The above transactions were effected by the Reporting Persons on NASDAQ.

         Other than the transactions described above, no other transactions with respect to the Common Stock were effected by the Reporting Persons during the past sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  January 31, 2001


                                            CHAP-CAP PARTNERS, L.P.
                                            By: Chapman Capital L.L.C.,
                                                     as General Partner


                                            By: /s/ Robert L. Chapman, Jr.
                                                --------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                            CHAPMAN CAPITAL L.L.C.


                                            By: /s/ Robert L. Chapman, Jr.
                                                --------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member



                                            /s/ Robert L. Chapman, Jr.
                                            --------------------------
                                            Robert L. Chapman, Jr.